Exhibit 99.2

 SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of scheme

1994 UK SHARESAVE SCHEME

3. Period of return:

From	1 JANUARY 2004	To	30 JUNE 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,662,804

5. Number of shares issued / allotted under scheme during period:

1,727

6. Balance under scheme not yet issued / allotted at end of period

1,661,077

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

BLOCK LISTING OF 3,000,000, £1 ORDINARY SHARES ON 9 JUNE 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,191,202,103

Contact for queries

Name	EMMA PLATTS

Address	20 MANCHESTER SQUARE, LONDON, W1U 3AN

Telephone	020 7009 5258

Person making the return

Name	EMMA PLATTS

Position	COMPANY SECRETARIAT MANAGER